FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 12, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
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This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RBS reaches settlements with certain regulators regarding misconduct in Foreign Exchange trading

12 November 2014

The Royal Bank of Scotland plc ("RBS") has reached a settlement with the Financial Conduct Authority ("FCA") in the United Kingdom and the United States Commodity Futures Trading Commission ("CFTC") in relation to investigations into failings in the bank’s Foreign Exchange business within its Corporate & Institutional Banking division. RBS has agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations.

These penalties are covered by the £400 million provision recorded in the Q3 2014 results. As previously disclosed, RBS remains in discussions with other governmental and regulatory authorities on these issues, including the United States Department of Justice and certain other financial regulatory authorities. The timing and amounts of any further settlements and related litigation risks however remain uncertain and could be significant.

Philip Hampton, RBS Chairman, said:

“The RBS Board fully accepts the criticisms within today’s announcements and condemns the actions of those employees responsible for this misconduct. Today is a stark reminder of the importance of culture and integrity in banking and we will rightly be judged on the strength of our response.

We take these criticisms extremely seriously and are acting to ensure that our employees adhere to the highest standards and that our systems and controls are fit for purpose. We are continuing thorough investigations into the conduct of all employees who were involved in this part of the business. We have analysed millions of documents and are reviewing the conduct of over 50 current and former members of trading staff around the world as well as dozens of supervisors and senior management responsible and accountable for this business. As part of that process, we have already placed six individuals into a disciplinary process, three of whom are currently suspended, pending further investigation. We will make a public statement before the end of the year on the progress of the conduct investigation.”

Ross McEwan, RBS Chief Executive, said:

“We have insisted on a comprehensive investigation and an open and honest dialogue with the regulators. I am grateful to the FCA and the CFTC for recognising RBS’s cooperation throughout the process and the remediation work we have already undertaken in the Corporate & Institutional Banking division. RBS fully supports the industry-wide remediation programme announced today and will actively contribute to the important work of the Fair and Effective Markets Review. We will continue to take an open and cooperative approach with other global regulators as part of their investigations.

Since becoming Chief Executive, I have worked to ensure that everyone within the bank understands the importance of regaining the trust of our customers. In order to achieve that trust we must set ourselves the highest standards of integrity and professionalism, both individually and collectively - this episode has clearly shown us to have fallen well short of that. Now, it’s up to us to show that we can learn the lessons of these mistakes and can be worthy of earning trust in the future.”

Management actions

RBS has offered its full cooperation to regulators throughout the process. As soon as wrongdoing was identified, RBS acted swiftly to report improper conduct to the FCA.

Since becoming aware of failings in the controls over parts of the bank’s Foreign Exchange business and improper conduct, RBS management has taken action to strengthen significantly the systems and controls in the Foreign Exchange business. Following investigation, the bank created the Currencies Conduct and Remediation Committee to manage urgent remediation and drive further reviews to mitigate risks. The Committee has already initiated improvements to and extension of policy guidelines, control and guidance over how staff communicate internally and externally, changes to order management around fixes, additional restrictions on chat rooms and improved guidelines and training for the Foreign Exchange business. These reforms are in addition to other remedial and cultural change programmes implemented across the Markets business since 2012. Remediation work continues to ensure fair treatment of and appropriate interactions with all clients.

RBS's investment banking operations have dramatically reduced in size since 2008, in line with the bank’s strategy to focus on retail and commercial customers in the UK.  By 2013 the investment bank, now part of Corporate & Institutional Banking,  had exited 14 countries and a host of business lines including commodity trading, structured asset finance, equity trading and M&A advisory. RBS continues to make progress in rightsizing the new Corporate & Institutional Banking division, with Risk Weighted Assets down 16% in the first nine months of 2014, driven in part by a sharp reduction in our exposure to Asset Backed Products in the US. Pay including bonuses has also decreased substantially over the last four years.

Board actions

The bank continues to undertake a thorough investigation which to-date is reviewing the conduct of over 50 current and former employees that had direct involvement in the area of the Corporate & Institutional Banking division in question. The investigation has so far analysed millions of documents and the bank is currently considering six employees within disciplinary proceedings, three of whom are currently suspended. The bank will make a public statement before the end of the year on the progress of the investigation. The bank will also review the actions and responsibilities of the managers of the Foreign Exchange and Markets business within the Corporate & Institutional Banking division during the relevant period when taking accountability decisions.

The implications of today’s settlement and of the results of the on-going accountability and disciplinary investigations for remuneration and possible claw back will be carefully considered by the Remuneration Committee and senior management.

The investigation uncovered wrongdoing on the part of some RBS employees relating to:

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Attempts to manipulate the WM Reuters and the ECB fix rates, either alone or in collusion with traders from other firms, for RBS’s own benefit and to the potential detriment of certain of its clients and/or other market participants

-	Attempts to trigger clients’ stop loss orders, for RBS’s own benefit and to the potential detriment of those clients and/or other market participants.

-	Inappropriate sharing of confidential information with traders from other firms.

The detailed findings of the regulatory investigations are published on the FCA's and CFTC’s websites.

For further information:

Investors Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	Media RBS Group Media Relations +44 (0) 131 523 4205

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements that include the words "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS’s  actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	12 November 2014	By:	/s/ Alan Ewing Mills
Name: Alan Ewing Mills
Title: Assistant Secretary